NO ACT

PE 12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005922

March 2, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2011


Received SEC
MAR 02 2011
Washington, DC 20549

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

Dear Ms. Dropkin:

This is in response to your letters dated December 17, 2010 and January 31, 2011 concerning the shareholder proposal submitted to Citigroup by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 21, 2011 and February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Valarie Budzik
1st Deputy General Counsel
Bureau of General Counsel
The City of New York
Office of the Comptroller
1 Centre Street Room 602
New York, NY 10007-2341

March 2, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

The proposal requests that the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's practices and policies do not compare favorably with the guidelines of the proposal and that Citigroup has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

VALERIE BUDZIK
FIRST DEPUTY GENERAL COUNSEL
BUREAU OF GENERAL COUNSEL
TELEPHONE: (212) 669-3197
FAX NUMBER: (212) 815-8561
WWW.COMPTROLLER.NYC.GOV

EMAIL: VBUDZIK@COMPTROLLER.NYC.GOV

February 3, 2011

BY EMAIL AND EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Citigroup Inc. – Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds*

This letter is a brief reply on behalf of the New York City Pension Funds (the "Funds") to the letter dated January 31, 2011 that Citigroup Inc. ("Citigroup" or the "Company") submitted in further support of its no-action request regarding the Funds' shareholder proposal (the "Proposal").

First, the Proposal is not vague and misleading with respect to its request for an "independent review." The Proposal clearly states "[w]ith the Company's mortgage related practices under intense legal and regulatory scrutiny... the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust." It is clear from this statement – particularly in light of the substantial media coverage regarding shoddy mortgage practices that have apparently escaped detection by existing internal controls – that the Proposal is seeking a review that is in addition to, and independent of, current internal review processes. Although an independent review by outside consultants will require additional expense, such expense pales in comparison to the Company's exposure to potential mortgage put-backs and related liabilities. Furthermore, the Proposal clearly provides that the independent review and report are to be done at "reasonable cost." Thus, the Proposal is neither vague nor misleading and shareholders have sufficient information to decide whether an independent review is in the best interest of the Company.

Second, the Company's January 31st letter mischaracterizes the Funds' argument on the Company's reporting obligations. The core objective of the Proposal is for the Audit Committee to conduct "an independent review of existing internal controls related to loan modifications, foreclosures and securitizations." It simply makes no sense that a review of existing controls can be considered "substantially implemented" based on the very control – the internal audit function – that is a cornerstone of existing internal controls. The Funds are not implying that the Company is circumventing its reporting obligations to the Audit Committee. Instead, the

Proposal requests that the internal audit process and other internal controls be reviewed for sufficiency. Moreover, the Company's current reporting obligations do not "substantially implement" the Proposal because the requested report most contain the results of the independent review which is a core element of the proposal.

Lastly, the Proposal clearly implicates a significant social policy issue and the Funds once again respectfully draw the Staff's attention to the well-considered line of predatory lending cases cited in the Funds' January 21, 2011 letter. The Company argues that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business of the Company's compliance with state and federal regulations. Where a shareholder proposal involves a significant social policy issue, the Staff has denied no-action relief even where legal compliance issues were implicated. See, e.g. *Bank of America Corporation* (February, 29, 2008) (proposal calling for board committee to review company policies for human rights). See also, *Chesapeake Energy Corporation* (April 13, 2010), *Conseco, Inc.* (April 5, 2001). The cases cited by the Company in support of its legal compliance argument are inapposite and can be distinguished. Unlike the Proposal, the Division apparently found that the proposals in *Yum! Brands, Inc.* (March 5, 2010) (verification of employment legitimacy), *Fedex Corporation* (July 14, 2009) (proper classification of employees and contractors) and *Coca-Cola Company* (January 9, 2008) (annual report on chemical and biological testing data), did not focus on sufficiently significant social policy issues which might otherwise have caused the proposals to transcend ordinary business.

Therefore, the Funds respectfully reiterate that the Company's request for no-action relief be denied.

Sincerely,



Valerie Budzik

C: Shelly J. Dropkin
Deputy Corporate Secretary and General Counsel
Corporate Governance
Citigroup, Inc.
425 Park Avenue, 2nd Floor
New York, NY 10022

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

January 31, 2011

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. from The Comptroller of New York City, as Custodian and/or Trustee of the New York City Pension Funds

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s December 17, 2010 no-action request to exclude a stockholder proposal (the "Proposal") submitted by The Comptroller of New York City, as Custodian and/or Trustee of the New York City Pension Funds (the "Proponent") from Citigroup's proxy materials for its 2011 annual meeting.

The Proposal provides, "Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011."

"The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

This letter responds to a January 21, 2011 letter that Ms. Valerie Budzik, 1st Deputy General Counsel for the New York City Comptroller's Office, sent to the Staff opposing Citigroup's no-action request (the "Proponent's Letter"). Citigroup has reviewed the Proponent's Letter and believes that, notwithstanding any statements to the contrary contained in the Proponent's Letter, the arguments stated in Citigroup's no-action request fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2011 Proxy Materials") pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(10) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. Citi argued in its December 17th letter that the Proposal had been substantially implemented because the Audit Committee has received reports from the Chief Auditor on the audit results of audits performed by Citi's independent internal audit function of the Company's internal controls related to loan modifications, foreclosures and securitizations, who report directly to the Audit Committee. The Proponent asserts that the Proposal has not been fully implemented because in their estimation "independent review" requires the retention of external advisors or consultants. Citi's argument in its December 17th letter bears repeating: nowhere in the Proposal did the Proponent indicate that outside consultants must be retained in order to complete the "independent review." In fact, the first definition of "independent review" offered by the Proponent is in their January 21st Letter. "Thus a core focus of the Proposal is that the "independent review" be a truly independent review, to be conducted by external advisors or consultants, as reviews by internal auditors, certainly under these circumstances, do not qualify as independent." Citi had included in its December 17th letter, as a separate basis for exclusion, an argument on precisely this point: the Proposal is vague because it does not specify what is meant by an independent review. A review by outside consults involves a great deal of expense and could distract management from the day-to-day operations of the Company. Shareholders would need to understand these implications before deciding on whether an independent review of this kind is in the best interest of the Company. It is Citi's view that a review conducted by its independent audit function qualifies as an "independent review" and therefore the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

The Proponent asserts that because the legal counsel retained by JPMorgan and Bank of America did not make a vagueness argument in their petitions they purportedly "agreed" that "independent review" means that a company must hire outside consultants. Proponent's speculation as to the motivations of the legal counsel to JPMorgan and Bank of America supports Citi's vagueness argument; without a definition, the Proposal can be interpreted differently. Shareholders need to be able to clearly understand what the Proposal is requesting the Company to do. The Proponent's failure to define "independent review," renders it vague and misleading and supports its exclusion pursuant to Rule 14a-8(i)(3).

In addition, Proponent's Letter objects to Citigroup's claim that, to the extent the Audit Committee has any findings from an audit that it deems material to stockholders, such findings would be required to be reported in Citigroup's filings with the Securities and Exchange Commission in accordance with the Company's disclosure obligations. The Proponent's Letter states "The lack of a report will allow the Company to claim that the independent review revealed no material information, as it does now with respect to its internal reviews." This statement is predicated on an incorrect assumption about Citigroup's reporting obligations and therefore contains an inaccurate and misleading statement. The statement implies that Citigroup is circumventing its reporting obligations and failing to report material findings regarding its independent internal reviews. Citigroup is obligated to report material findings and clearly stated it the December 17th letter that since there have been no findings that have met that reporting standard, there has been no such disclosure. Proponent failed to state how this reporting obligation does not fulfill the reporting requirement in the Proposal and negates its argument that the Proposal cannot be excluded under Rule 14a-8(i)(10).

The Proponent's Letter argues that the Proposal may not be omitted because it implicates a significant social policy issue. Citigroup respectfully submits that this argument lacks merit. The Proponent's position is largely based on the fact that the Proposal relates to loan modifications. The Company's position, as set forth in greater detail in its December 17th letter, clearly demonstrates the manner in which the Proposal infringes upon Citigroup management's fundamental decision-making functions concerning (i) extensions of credit and cost/benefit assessments related to loan modifications and securitization; and (ii) the scope of information on such ordinary business matters included in a report to shareholders. Indeed, it is well established that decisions to report on matters that implicate ordinary business operations, including the scope of such reporting, are themselves ordinary business matters. Furthermore, to the extent the Proponent is making unsupported allegations that its requested review is necessary to uncover unlawful practices (see the Proponent's Letter, page five, fourth paragraph), the Proposal is further excludable under Rule 14a-8(i)(7) because it relates to the ordinary business of Citi's compliance with state and federal regulations.[1] For the foregoing reasons, as well as those set forth at greater length in Citigroup's December 17th letter, the Proposal should be excluded from Citigroup's 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

For the reasons explained in this letter and in Citigroup's December 17th letter, the Proposal is vague and misleading, and has been substantially implemented; therefore it and may be excluded from Citigroup's proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(10).

---

1 *See e.g. Yum! Brands, Inc.* (March 5, 2010); *FedEx Corporation* (July 14, 2009); *Coca-Cola Company* (January 9, 2008).

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: Valerie Budzik
1st Deputy General Counsel
New York City Comptroller's Office
1 Centre Street, Room 602
New York, NY 10007



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

VALERIE BUDZIK
FIRST DEPUTY GENERAL COUNSEL
BUREAU OF GENERAL COUNSEL
TELEPHONE: (212) 669-3197
FAX NUMBER: (212) 815-8561
WWW.COMPTROLLER.NYC.GOV

EMAIL: VBUDZIK@COMPTROLLER.NYC.GOV

January 21, 2011

BY EMAIL AND EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Citigroup Inc. – Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds*

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 17, 2010 letter submitted to the Securities and Exchange Commission (the "Commission") by Shelley J. Dropkin, Deputy Corporate Secretary and General Counsel at Citigroup, Inc. ("Citigroup" or the "Company"), seeking assurance that the Staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if the Company omits from its 2011 proxy statement the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal as well as the Company's December 17, 2010 letter and Rule14a-8. Based upon that review, it is my opinion that the Proposal must be included in the Company's 2011 proxy materials. The Company has the burden of establishing that the Proposal may be excluded from its 2011 proxy materials and Citigroup has not met that burden. Accordingly, the Funds respectfully request that the Staff deny the relief that the Company requests.

I. BACKGROUND

The genesis of the Funds' Proposal is painfully obvious: widespread and repeated instances of significant failures by banks in their handling of mortgages and foreclosures. Documented abuses and mistakes run the gamut -- from loan origination to servicing and securitization -- and include allegations of loan origination and underwriting fraud, shoddy servicing that has resulted in improper fees and misapplied payments, ignoring requirements to evaluate homeowners for non-foreclosure options, lost and forged documents, "robo-signing" of foreclosure affidavits, and foreclosing without the right to do so. The mortgage and foreclosure crisis has appropriately garnered the attention of federal and state regulators and oversight bodies. Virtually every agency with jurisdiction over banks or mortgages has launched inquiries into mortgage and foreclosure documentation problems and there have been numerous Congressional hearings and reports on the subject, and there are more to come. The mortgage and foreclosure crisis has garnered significant media attention, including numerous editorials in major newspapers. Finally, the human and economic toll of the foreclosure crisis on our communities is unmistakable and, unfortunately, likely to grow. Attachment A to this letter provides additional information and statistics in all of these areas.

The mortgage and foreclosure crisis also pose significant risk to our banking system and overall economy. Homeowner and mortgage bond investor litigation has exposed banks to staggering potential liabilities, with estimates ranging from $26 billion to a worst-case estimate of $179 billion if banks are forced to re-purchase loans. In its November 2010 Oversight Report, the Congressional Oversight Panel ("COP") determined "Banks could, in the worst case scenario, suffer severe direct capital losses due to put-backs....If documented irregularities prove to be pervasive and, more importantly, throw into question ownership of not only foreclosed properties but also pooled mortgages, the result could be significant harm to financial stability." (Congressional Oversight Panel, *November Oversight Report*, November 16, 2010, p. 83, p7). The COP Report continues that "[e]ven the prospect of such losses could damage a bank's stock price or its ability to raise capital. (Id. p. 83).

Against this backdrop, it is not surprising that shareholders are requesting that the boards of directors at the largest banks proactively and independently review their mortgage and foreclosure practices. In fact, a coalition of public pension funds representing $432 billion in assets sent a letter to the four largest banks demanding that bank directors immediately commence this review. A copy of the letter to Citigroup is attached.

The Proposal

The Funds' Proposal recites the issues and concerns noted above, and concludes with the following whereas clause: "The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust.

The Proposal then requests that the Audit Committee of the Company's Board of Directors conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and then report to shareholders on the findings of the independent review, which review should include "(a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

II. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7)

As Staff is well aware, in order for a shareholder proposal to be omitted under Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary business (which this Proposal does not) but must also fail to raise a significant social policy issue. (Exchange Act Release No. 34-40018, May 21, 1998, (the "1998 Release"). The 1998 Release summarized the two principal considerations that the Commission will apply when determining whether a proposal falls within the "ordinary business" exclusion:

"The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company's arguments to exclude the Proposal fail on both of these points.

A. The Proposal Raises a Significant Social Policy Issue That Clearly Transcends Ordinary Business.

For the reasons discussed above and highlighted in Attachment A, the fact that the Proposal addresses a significant policy issue is simply unassailable. The SEC no-action letters cited by the Company to support its request are, therefore, irrelevant, as it appears that in each instance the SEC determined that either the proposal failed to raise a significant social policy issue or that the proposal sought to "micro-mange" or otherwise probe too deeply into complex "ordinary business" matters. It is the Funds' firm view that the Proposal easily survives scrutiny on both these points. Accordingly, the Company has clearly not met its burden of establishing that the Proposal is excludable.

In contrast to the no-action letters cited by the Company, the Funds respectfully draw the Staff's attention to the well-considered line of predatory lending cases, which cases are quite analogous to the matter at hand, where the SEC consistently and correctly denied no-action relief. See, e.g., *Conseco, Inc.* (April 5, 2001) (proposal calling for independent committee of outside directors to develop and enforce policies to ensure that Conseco does not engage in predatory lending). See also, *Associates First Capital Corporation* (March 13, 2000), *Cash America International, Inc.* (February 13, 2008); *Bank of America Corporation* (February 23, 2006), *JP Morgan Chase & Co.* (March 2, 2009). The companies involved in these no-actions requests made the same arguments that the Company makes here. We urge the Staff to reach the same conclusion and similarly deny the Company's request for no-action relief.

B. The Proposal Does Not Micro-Manage Day-to-Day Business Operations And Instead Requests the Board's Audit Committee to Exercise Appropriate Oversight of the Companies Internal Controls and Risk Management Practices

The Company attempts to obfuscate the Proposal's focus on a significant policy issue by incorrectly characterizing the Proposal as seeking to "micro-manage" the Company's ordinary business decisions. The Proposal does no such thing and the SEC no-action letters cited by the Company are clearly distinguishable. For example, in *H&R Block* (August 1, 2006), in which no-action relief was granted, the shareholder proposal requested the board of directors implement a policy <u>mandating</u> that H&R Block cease the issuance of high-interest refund anticipation loans. (Emphasis added). See also, *Wells Fargo* (February 16, 2006) in which the subject proposal requested implementation of a policy <u>mandating</u> that Wells Fargo not provide credit or other services to lenders that are engaged in payday lending. (Emphasis added). Unlike these two proposals, the core focus of the Funds' Proposal is a comprehensive, independent review of the Company's foreclosure and foreclosure-related processes. Although the Proposal requests that this review encompass training, which can sometimes implicate ordinary business concerns, in light of substantial evidence that insufficient training is a significant factor in the foreclosure crisis, the request that training be reviewed clearly transcends "ordinary business."[1]

Finally, the Company's argument that the Proposal implicates "ordinary business" decisions on disclosure is misplaced. Ultimately, shoddy mortgage and foreclosure practices create risk for the Company. In this regard, the Proposal's request for a comprehensive, independent review of loan modification, foreclosure and securitization practices and controls implicates dead-on the adequacy of risk management and oversight, where the Commission has expressly noted the "widespread recognition that the board's role in the oversight of the company's management of risk is a significant policy matter regarding the governance of the company. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for shareholder vote. (Staff Legal Bulletin 14E (October 27, 2009)).

III. THE PROPOSAL HAS NOT BEEN SUBSTANTIALLY IMPLEMENTED

The Company also seeks to omit the Proposal under Rule 14a-8(i)(10) (proposal substantially implemented). The Funds submit that the Company has failed to meet its burden of demonstrating that the Proposal can be omitted under Rule 14a-8(i)(10).

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1 Although the Company has repeatedly stated that it does not and has never used robo-signers, recent news reports have indicated that an internal review by Freddie Mac of performing loans it received from the Company found significant flaws with 15% of the loans reviewed. "Freddie Mac's finding suggest 'that Citigroup is having significant problems with internal systems and controls" in its mortgage pipeline", stated Christopher Whalen of Institutional Risk Analytics (*Citigroup 46% Gain Masks Flawed Mortgages Freddie Mac Calls Not Acceptable*, Bloomberg, January 18, 2011. "In 2010, if Freddie still finds 15 percent of performing mortgages had flaws, that's a surprising statistic. I assume thoughtful investors will be surprised", stated an analyst from Oppenheimer and Co. (*Id.*).

A. The Company Has Not Conducted An Independent Review

The Company attempts to argue that it has "substantially implemented" the Proposal because it has an audit group within the Company, Audit and Risk Review ("ARR"), which carries out its internal audit responsibilities under the oversight of the Company's Audit Committee. The Company further states that ARR has conducted audits of the Company's internal controls relating to loan modifications, foreclosures and securitizations. Even if both these statements are true, the Funds respectfully contend that the Company has not met its burden of establishing that the Proposal has been substantially implemented.

To determine whether a company has substantially implemented a shareholder proposal, the Commission has noted that such determination "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See e.g., *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006). The Company has not done so here.

The Proposal provides that "the Board have its Audit Committee conduct an <u>independent review</u> of the Company's internal controls." (Emphasis added). Thus, a core focus of the Proposal is that the "independent review" be a truly independent review, to be conducted by external advisors or consultants, as reviews by internal auditors, certainly under these circumstances, do not qualify as independent.

The Proposal's focus on an independent audit is also justified. John Gerspach, the Company's Chief Financial Officer, stated on a call with reporters in October, 2010, that "We are fairly confident we have not relied on robo-signers" and that "we believe the integrity of Citi's foreclosure process is sound." (*Citigroup Claims No "Robo-Signings" Despite Using Foreclosure King,* ABC News, October 20, 2010). Only a few weeks later, on November 18, 2010, in testimony before Congress' Committee on Financial Services, Harold Lewis, Managing Director at CitiMortgage stated that 10,000 affidavits were being reviewed for irregularities, that "affidavits executed prior to the fall of 2009 will need to be re-filed" and 4,000 pending foreclosure affidavits "may not have been signed in the presence of a notary" and the Company expects that it will also have to re-file those affidavits. (*Testimony of Harold Lewis, Managing Director, CitiMortgage Before the Committee on Financial Services Subcommittee on Housing and Community Opportunity*, November 18, 2010, p. 3). Such conflicting public statements by the Company highlight the need for an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations. (See also, footnote 1 above.)

In *Eastman Kodak Company* (January 27, 1993) ("Kodak"), the Staff denied no-action relief under Rule 14a-8(c)(10), where Kodak's compliance review program did not constitute "substantial implementation" when an independent review was requested. The Staff was "unable to conclude that the [c]ompany's existing policies, practices and procedures with respect to the environment address [the proposed] guidelines and particularly those providing for disclosure and compliance." The Proposal similarly requests an independent review of the Company's internal controls. ARR and the Chief Auditor, while functioning as an independent unit within the Company, are still employed by the Company and cannot be relied upon to satisfy the

Proposal's request for a comprehensive independent review. The need for such review is clear when the ARR and the Audit Committee have found no material information from audits of internal controls worthy of disclosure to shareholders despite evidence to the contrary that has come out in the press.

The Company's attempts to rely on its internal reviews cannot be the basis of substantial implementation of the Proposal, as it is ongoing concerns with the deficiencies of the internal review process and controls related to loan modification, foreclosures and securitizations that the Proposal is intended to address. As the Company's internal reviews fail to address the Proposal's underlying concerns and core objective – namely, a review independent of existing internal auditing functions – it is clear that the Company has not substantially implemented the Proposal.

The Company also argues that the Audit Committee has the authority, to the extent it deems necessary or appropriate, to engage outside advisors or consultants to conduct the review requested by the Proposal. The Company argues that the Proposal only requests, and does not mandate, an independent review and as the Audit Committee already has power and authority to have an external entity conduct the requested independent review, the Proposal is unnecessary. This argument, however, misses the point and does not support exclusion of the Proposal as "substantially implemented," because the Audit Committee has not commenced the independent review.

B. The Company Has Not Issued A Report To The Shareholders Regarding Its Findings And Recommendations

The Proposal also requests that the findings and recommendations of the Audit Committee's independent review be issued to shareholders in a report.

The Company argues that it has substantially implemented the Proposal with respect to the requested report because it is required to report to the Securities and Exchange Commission any findings from an audit that it deems material to shareholders. The Company further argues that while there have been no findings that have met that standard, the responsibility to provide such disclosure is sufficient to satisfy the main objective of the Proposal.

This again is a circular argument that only underscores the Proposal's merits. The gist of the Proposal is an independent review to reassure shareholders that the Company has instituted robust internal controls. It is nonsensical to suggest that the Company can rely on those very controls, and the fact they haven't reported any deficiencies, as "substantial implementation" of the Proposal. The number of investigations on mortgage and foreclosure practices, including by the SEC, lays bare the absurdity of this argument.

C. The Staff's Granting Of No-Action Relief In *The Columbia/HCA Healthcare Corporation* Is Clearly Distinguishable

The Company relies upon the Staff's granting of no-action relief in *The Columbia/HCA Healthcare Corporation* (February 18, 1998) ("Columbia/HCA") as a basis for the Company not needing to provide a report to shareholders. The Proposal is clearly distinguishable from the one at issue in Columbia/HCA.

In Columbia/HCA, the requested report was not required because the company had already substantially implemented the proposal. The proposal urged the Board of Directors of Columbia/HCA to appoint a committee composed solely of outside directors to oversee the company's corporate anti-fraud compliance program. The Staff granted no-action relief because Columbia/HCA had already created an independent ethics and compliance committee. The underlying concerns and main objective of the proposal were the lack of independent oversight on ethics and compliance and the company had clearly taken action to satisfactorily address those issues and the request for a report was ancillary.

In this case, the Proposal has not been substantially implemented and the report is one of the Proposal's main objectives. The Proposal is concerned with the inadequacy of internal controls related to loan modifications, foreclosures and securitizations, as evidenced by the legal and regulatory scrutiny of the Company, and the Proposals main objective is to have an independent review of such internal controls and a report on the findings. An independent review without an accompanying report renders the review of little value, as shareholders will be unable to assess the Company's implementation of and compliance with the recommendations in the review. The lack of a report will allow the Company to claim that the independent review revealed no material information, as it does now with respect to its internal reviews. Columbia/HCA can be easily distinguished, as the Citigroup has failed to fulfill even the independent review portion of the Proposal, so whether failure to report to shareholders is a sufficient basis to negate a finding of substantial implementation is irrelevant as there has not been <u>any</u> implementation of the Proposal.

IV. THE PROPOSAL IS CLEAR IN ITS INTENT AND IS NOT EXCLUDABLE UNDER RULE 14a-(i)(3)

Finally, the Company argues that the Proposal may be excluded under Rule 14a-8(i)(3) as inherently vague and indefinite because it fails to define "independent review." The argument is without merit. The Proposal clearly states "[w]ith the Company's mortgage related practices under intensive legal and regulatory scrutiny... the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust." It is clear from this statement that the review contemplated by the Proposal is different than – and independent of – the current internal control reviews undertaken by the Company. Moreover, we note that identical proposals were submitted to three other banks: Wells Fargo, JPMorgan Chase and Bank of America. Wells Fargo has agreed to include the Proposal in its 2011 proxy materials. JPMorgan Chase and Bank of America have submitted their own requests to the SEC for no-action relief, accompanied by exhaustive (although ultimately unavailing) arguments on why the Proposal is excludable, which submissions run 17 and 27 pages, respectively. Neither JPMorgan Chase nor Bank of America raise vagueness arguments, indicating that they understood the Proposal --- and shareholders will, too.

V. CONCLUSION

For the reasons set for above, the Funds respectfully request that the Company's request for no-action relief be denied.

Sincerely,



Valarie Budzik
1st Deputy General Counsel

cc: Shelley J. Dropkin
Deputy Corporate Secretary
And General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd Floor
New York, NY 10022

Attachment A
Foreclosure and Mortgage Crisis as Significant Social Policy
Key Facts

I. State and Federal Investigations and Reviews

Virtually every state and federal agency with jurisdiction over banks or mortgages launched inquiries into mortgage and foreclosure documentation problems in 2010.

- The **Mortgage Foreclosure Multistate Group**, comprised of state attorneys general in all 50 states and state banking and mortgage regulators in 30 states, is investigating whether individual mortgage servers have improperly submitted documents in support of foreclosures.
- **DOJ, HUD** & **Treasury** have launched a comprehensive review of bank foreclosure practices.
- The **Federal Reserve** & **OCC** are examining largest banks' policies, procedures, and internal controls related to modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.
- **The FBI** is reportedly in initial stages of a criminal investigation into whether banks misled federal housing and whether banks committed fraud in filing false paperwork.
- The **SEC** sent letters reminding companies of their "disclosure obligations" with respect to "potential risks and costs associated with mortgage and foreclosure-related activities or exposures."

II. Congressional Hearings and Reports

There have been 26 Congressional hearings relating to mortgage modifications and foreclosures over the past two years, including 11 in 2010. In addition the Congressional Oversight Panel dedicated three of its 12 monthly reports in 2010, including for both November and December, to mortgage irregularities and foreclosure prevention and mitigation; it also dedicated two of its 12 reports in 2009 to foreclosures.

- The **Senate Banking Committee** held two hearings on mortgage modifications and foreclosures in November and December 2010, and three hearings in 2009 on the mortgages, foreclosures and the housing market.
- The **Senate Judiciary Committee** held one hearing in 2009 on mortgage fraud and its Subcommittee on Administrative Oversight and the Courts held two additional hearings in 2009 on mortgage modifications and the foreclosure crisis.

- The **House Financial Services Committee** held three hearings in 2010, including a November hearing on robo-signing and other mortgage servicing issues, and two hearings in 2009 on mortgage modifications and foreclosures.

- The **House Judiciary Committee** held two hearings on the foreclosure crisis in December 2010, and its Commercial and Administrative Law Subcommittee held a third hearing on foreclosures in July 2010. The same Subcommittee also held three foreclosure hearings in 2009.

- The **House Oversight and Government Reform Committee** held two hearings on foreclosure prevention in March and June 2010, and its Domestic Policy Subcommittee held three hearings on foreclosures in 2009.

- The **Congressional Oversight Panel (COP)** held a hearing on TARP Foreclosure Mitigation Programs in October 2010.

- The **U.S. Congress Joint Economic Committee** held a hearing in July 2009 on foreclosures and foreclosure prevention.

- In addition to above hearings, the **COP** dedicated three of its 12 monthly reports in 2010, including for both November and December, to mortgage irregularities and foreclosure prevention and mitigation. It also dedicated two of its 12 reports in 2009 to foreclosures.

- In its November 2010 report, the **COP** said "Allegations of "robo-signing" are deeply disturbing and have given rise to ongoing federal and state investigations. At this point the ultimate implications remain unclear. It is possible, however, that "robo-signing" may have concealed much deeper problems in the mortgage market that could potentially threaten financial stability and undermine the government's efforts to mitigate the foreclosure crisis."

III. President Obama's Recent Remarks on the Foreclosure Documentation Crisis

"We're also seeing the reverberations of this [financial] crisis with the rise in foreclosures. And recently, we've seen problems in foreclosure proceedings – mistakes that have led to disruptions in the housing markets. This is only one more piece of evidence as to why Wall Street Reform is so necessary. In fact, as part of reform, a new consumer watchdog is now standing up. It will have just one job: looking out for ordinary consumers in the financial system. And this watchdog will have the authority to guard against unfair practices in mortgage transactions and foreclosures." (Remarks of President Barack Obama, Saturday, October 23, 2010, Weekly Address)

IV. Web And News "Keyword" Searches on "Foreclosure Crisis" and Related

There has been extensive web and news coverage of the foreclosure crisis, as evidenced by the extraordinary number of "hits" for key words on google web and nexis news.

Keyterm Search Results: Web and News Hits

	Google Web	***Nexis News (past year)**
"Mortgage Crisis"	826,000	>3000
"Foreclosure Crisis"	3,200,000	>3000
"Robo-signing" or "Robo-Sign" (since 6/2010)	600,000	2833
"Loan modification" or Mortgage modification"	1,740,000	>3000

*3000 is Nexis maximum.

In a related indication of the social significance of the foreclosure crisis, it has been the subject of editorial in numerous major and smaller newspapers. The *New York Times* editorial board, for example, published nine editorials in which "mortgage" or "foreclosure" appeared in the title during 2010, including six in October and November alone. Additional NYT editorials touched on these issues.

V. Data Point to Record Foreclosures and National Crisis

U.S. homeowners and their communities suffered record foreclosures in 2010. Data on home foreclosure trends underscore the fact that the U.S. faces a "foreclosure crisis."

- According to RealtyTrac, 2.23% of all U.S. housing units received at least one foreclosure filing during the year, up from 0.58% in 2006. The rate has increased each from 2006 to 2010.

- According to RealtyTrac 1/13/2011 press release: "Total properties receiving foreclosure filings would have easily exceeded 3 million in 2010 had it not been for the fourth quarter drop in foreclosure activity — triggered primarily by the continuing controversy surrounding foreclosure documentation and procedures that prompted many major lenders to temporarily halt some foreclosure proceedings," said James J. Saccacio, chief executive officer of RealtyTrac. "**Even so, 2010 foreclosure activity still hit a record high for our report**, and many of the foreclosure proceedings that were stopped in late 2010 — which we estimate may be as high as a quarter million — will likely be re-started and add to the numbers in early 2011."

- According to the U.S. Census Bureau, based on data from the Mortgage Bankers' Association, 4.6% of mortgage loans were in foreclosure in 2009 (most recent data available), more than four times the 1.0% of homes in foreclosure in 2005. The data suggest that between 1980 and 2006 inclusive, this rate never exceeded 1.3% of mortgage loans (the data set does not list all intervening years).

VI. Foreclosure Crisis – Impact on Communities

The economic and social impacts of the foreclosure crisis are far reaching. Families are forced to leave homes, communities and schools. Children and family experience increased stress. Neighborhoods are also faced with deterioration, boarded up homes and theft. Here are some recent findings on the impacts.

1) According to the Urban Institute Washington DC Report on "The Impacts of Foreclosures on families and Communities" (May 2009):

- Families are facing displacement and housing instability, financial insecurity and economic hardship, personal and family stress, disrupted relationships, and stress.

- Communities are dealing with declining property values and physical deterioration, crime, social disorder and population turnover, local government fiscal stress and deterioration.

2) Center for Responsible Lending research on the impacts and characteristics of the California Foreclosure crisis found that minorities are hit harder by foreclosure. Latino and African – American homeowners in California have experienced foreclosure rates 2.3 and 1.9 times that of non-Hispanic white borrowers. Latino borrowers alone make up 48 percent of all foreclosures.

3) A study by National Council of La Raza estimated that 1.3 million Latino families will lose their homes to foreclosure between 2009 and 2012. The findings on the impact of home foreclosure on families are disturbing. Children in particular experience problems in school and are deeply affected by instability in the home.

4) According to the US conference of Mayors website, www.usmayors.org

The most recent survey of mayors was conducted by The U.S. Conference of Mayors on "Impact of the Mortgage Foreclosure Crisis on Vacant and Abandoned Properties in Cities" (June 2010). The survey found that this year, more than three in four of the survey cities have seen an increase in the number of vacant and abandoned residential properties as a result of mortgage foreclosure crisis. Across these cities, the increase averaged 33 percent, with two of the cities reporting 200 percent increases and two other reporting increases over 100 percent.

5) In response to the devastating social consequences of the foreclosure crisis, the Federal Reserve System has initiated a wide range of program responses as part of its Mortgage Outreach and Research Efforts (MORE). These include sponsoring projects designed to communicate best practices and information about programs to improve conditions in neighborhoods affected by foreclosure. It also reviews initiatives under taken by the various Reserve Banks and the Board of Governors to respond to the foreclosure crisis. They are as follows

- Working with federal agencies to assist unemployed homeowners
- Partnering with NeighborWorks to support neighborhood stabilization

- Issuing bank examiner procedures for tenant protection
- Updating the foreclosure resource Centers and revising the Foreclosure Mitigation Toolkit
- Training attorneys in the foreclosure Prevention and mitigation

In addition, they also host community events. Community Affairs departments at each of the Federal Reserve Banks help local communities in their efforts to prevent foreclosures. Community Affairs sponsored or co-sponsored 287 separate foreclosure related events in 111 cities across the country.

CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS • ILLINOIS STATE BOARD OF INVESTMENT • ILLINOIS STATE UNIVERSITIES RETIREMENT SYSTEMS • NEW YORK CITY BOARD OF EDUCATION RETIREMENTS SYSTEM • NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM • NEW YORK CITY FIRE DEPARTMENT PENSION FUND • NEW YORK CITY POLICE PENSION FUND • NEW YORK CITY TEACHERS' RETIREMENT SYSTEM • NEW YORK STATE COMMON RETIREMENT FUND • NORTH CAROLINA RETIREMENT SYSTEMS • OREGON STATE TREASURY

January 6, 2011

Lawrence R. Ricciardi
Chair, Audit Committee of the Board of Directors
c/o Michael S. Helfer, Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Ricciardi:

Reports in fall 2010 of widespread irregularities in the mortgage and foreclosure processes at the nation's largest banks have exposed Citigroup, Inc. ("the Company") to intensive legal and regulatory scrutiny. Despite management's assurance that the concerns are overblown and will be resolved quickly, preliminary findings by top federal regulators suggest that internal control failures at the banks are in fact widespread. Moreover, according to the November report of the Congressional Oversight Panel (COP), exposed banks could suffer severe capital losses.

As major institutional investors collectively holding 226.6 million of Citigroup common shares, with a December 31 market value of $1.1 billion, we believe it is incumbent upon the Board of Directors to take immediate, independent action to restore confidence in the Company's internal controls and compliance. Specifically, we call on the Audit Committee you chair to conduct an independent review of Company's internal controls related to loan modifications, foreclosures and securitizations and to include a report to shareholders with findings and recommendations in the Company's 2011 proxy statement.

The requested review, the scope of which we further detail below, is already the subject of a shareholder resolution submitted by New York City Pension Funds for the Company's spring 2011 annual meeting. However, we believe the urgency and seriousness of our concerns require more immediate Board action.

The Congressional Oversight Panel's November 2010 Report

In its November 2010 oversight report, the COP characterized the view expressed by management at the large banks that "current concerns over foreclosure irregularities are overblown, reflecting mere clerical errors that can and will be resolved quickly" as the best case scenario. In its worst case scenario, the COP said severe capital losses could destabilize exposed banks and potentially threaten overall financial stability.

The largest source of potential instability is the risk of widespread mortgage put-backs due to breaches of representations and warranties to mortgage investors, as well as concerns regarding the proper legal documentation for securitized loans. Using current estimates from investment analysts, the COP calculates industry exposure from mortgage put-backs at $52 billion, which it said would be borne predominantly by Bank of America, JPMorgan Chase, Wells Fargo, and Citigroup.

In addition, banks could be vulnerable to litigation from homeowners who claim to have suffered improper foreclosures. "Even the prospect of such losses," states the COP report, "could damage a bank's stock price or its ability to raise capital." The report also states that, as a result of flawed documentation, borrowers may have been denied modifications.

The Federal Foreclosure Task Force's Preliminary Findings

On November 23rd, a week after the COP released its report, Assistant Treasury Secretary Michael Barr informed members of the Financial Stability Oversight Council that a federal foreclosure task force investigating some of the nation's largest mortgage servicers had found "widespread" and "inexcusable breakdowns in basic controls in the foreclosure process." The task force, which is composed of 11 federal agencies, is expected to report its findings in January to the Council, which will then determine what regulatory actions would rectify the problems.

Federal Reserve Governor Daniel K. Tarullo's December 1st Congressional Testimony

Most recently, Federal Reserve Governor Daniel K. Tarullo updated the Senate Banking Committee on a related interagency examination by the four federal banking regulators. In his December 1st testimony, Mr. Tarullo said preliminary findings "suggest significant weaknesses in risk-management, quality control, audit, and compliance practices as underlying factors contributing to the problems associated with mortgage servicing and foreclosure documentation." The agencies have also found "shortcomings in staff training."

Mr. Tarullo testified that "foreclosures are costly to all parties," noting their harmful impacts on homeowners, lenders, mortgage investors and local governments, as well as the broader economy. "It just cannot be the case," he said, "that foreclosure is preferable to modification for a significant proportion of mortgages where the deadweight costs of foreclosure, including a distressed sale discount, are so high."

Among the possible explanations for the prominence of foreclosures, he cited "lack of servicer capacity to execute modifications, purported financial incentives for servicers to foreclose rather than modify, ...and conflicts between primary and secondary lien holders." Although servicers are required to act in the best interests of the investors who own the mortgages, an October 2010 study provides compelling empirical support for the view that perverse incentives and conflicts of interest lead banks to foreclose upon or deny loan modifications to homeowners improperly.[1]

---

1 Agarwal, Sumit et al, "Market-Based Loss Mitigation Practices for Troubled Mortgages Following the Financial Crisis," Fisher College of Business, Ohio State University, October 2010. According to the study by researchers from the

Federal Regulators and Congress May Impose Structural Reforms

Given the range of problems associated with mortgage servicing, including the degree to which foreclosure has been preferred to mortgage modification, Mr. Tarullo testified that "structural solutions may be needed." In addition to possible regulatory actions, recent House and Senate Hearings on the foreclosure crisis raise the prospect of additional legislative remedies.

For example, a bill introduced by Reps. Brad Miller (D-NC) and Keith Ellison (D-MN) in April 2010, before the recent round of hearings, would address one of the conflicts cited by Mr. Tarullo. The Mortgage Servicing Conflict of Interest Elimination Act would bar servicers of first loans they do not own from holding any other mortgages on the same property. Enactment of the legislation would presumably force the Company, which is one of four banks that control more than half the mortgage servicing market and more than half the home equity loan market, to divest its servicing businesses or its interests in home mortgages.

Scope and Timeline for Independent Review

In light of the above, we urge the Audit Committee to immediately retain independent advisors to review the Company's internal controls related to loan modifications, foreclosures and securitizations. The review should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests. For the purposes of this review, we do not consider your existing audit firm to be independent since the firm previously signed off on the Company's internal controls.

The Audit Committee should disclose its findings and recommendations in the Company's 2011 proxy statement. In the event that the Committee is unable to complete its review prior to the filing of the Company's 2011 proxy statement, we request that the Committee provide a preliminary report in the proxy statement detailing the scope of the review, the firm(s) retained to perform it, any preliminary findings and remedial steps taken to date, and the expected completion date.

Conclusion

As you know, the Audit Committee is ultimately responsible for the Company's compliance with legal and regulatory requirements as well as its internal controls over financial reporting. The Committee, however, appears to be relying on management's internal review and assurance that any foreclosure irregularities are mere clerical errors that will be resolved quickly, while awaiting the outcome of various investigations by federal and state authorities.

Federal Reserve Bank of Chicago, Office of the Comptroller of the Currency and Ohio State University, "loans owned by private investors are indeed less likely to become modified than portfolio loans with identical characteristics. ...In a similar flavor to this result, we find that loans which are second lien (piggybacks) are less likely to become modified. ...We attribute this result to the conflict of interest between lenders."

It may be too late to protect the Company from the worst consequences of any past compliance failures. It is nonetheless critical that the Audit Committee take immediate, independent action to assess the Company's mortgage-related internal controls and address any underlying weaknesses. This will help to prevent future compliance failures and restore the confidence of shareholders, regulators, legislators and mortgage market participants.

Thank you for your prompt consideration. We look forward to your response by January 21, 2011 which you should address to New York City Comptroller John Liu at 1 Centre Street, New York, NY 10007.

Sincerely,



John C. Liu, New York City Comptroller
New York City Pension Funds



Thomas D. DiNapoli, New York State Comptroller
New York State Common Retirement Fund



Denise Nappier, Connecticut State Treasurer
Connecticut Retirement Plans and Trust Funds



Janet Cowell, North Carolina State Treasurer
North Carolina Retirement Systems



William R. Atwood, Executive Director
Illinois State Board of Investment



Ted Wheeler, Oregon State Treasurer
Oregon State Treasury



William E. Mabe, Executive Director
Illinois State Universities Retirement System

cc: Board of Directors

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Stockholder Proposal to Citigroup Inc. from The Comptroller of New York City, as Custodian and/or Trustee of the New York City Pension Funds**

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, enclosed herewith for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by The Comptroller of New York City, as Custodian and/or Trustee of the New York City Pension Funds (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2011 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2011 annual meeting of stockholders. The Proponent's address is 1 Centre Street, New York, New York 10007-2341. The Proponent's telephone number is 212-669-2517.

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; (ii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal and (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2011 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2011 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: The City of New York
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by The Comptroller of New York City, as Custodian and/or Trustee of the New York City Pension Funds (the "Proponent"), for inclusion in its proxy statement and form of proxy (together, the "2011 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 21, 2011.

The Proposal provides "Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011."

"The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

The Company believes that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(10) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT PERTAINS TO MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Decisions regarding loan modifications, foreclosures and securitizations are ordinary business matters

Citigroup is a diversified financial services company. A principal part of the Company's business, through its subsidiaries and divisions, involves the extension of credit, including the making of loans for home purchases, home improvements and refinancings. Matters relating to the policies and practices of Citigroup with respect to pricing and other terms of its products and services or with respect to its consumer or mortgage lending operations are matters of the kind that the staff ("Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") consistently has deemed to be ordinary business matters that are excludable under Rule 14a-8(i)(7).

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the ordinary business exclusion was based on two considerations, as follows:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies.

The Proposal implicates the first consideration because Citigroup's policies and strategies for conducting its loan servicing business are embedded in day-to-day transactions that comprise the Company's ordinary business operations. As such, the Proposal improperly attempts to control fundamental aspects of the Company's operations, including loan modifications, foreclosures and securitizations.

The Staff has consistently taken the position that the decisions regarding the provision of products and services to customers involves day-to-day business operations and, as such, proposals regarding those decisions may be excluded from a company's proxy materials in reliance on Rule 14a-8(i)(7). The Staff has agreed that such proposals are excludable with regard to a broad range of products and services, including financial services. See, for example:

- *Wal-Mart Stores* (March 26, 2010) (proposal urging the board to adopt a policy requiring that all products and services offered for sale in the United States by Wal-Mart and Sam's Club stores be manufactured or produced in the United States);

- *Citigroup Inc.* (February 21, 2007) (proposal requesting a report summarizing Citigroup's policies on safeguards to protect against capital flight and tax avoidance could be excluded under the ordinary business exception because it related to the "sale of particular services");
- *Cash America Int'l, Inc.* (March 5, 2007) (proposal requesting the appointment of a committee to develop a suitability standard for the company's loan products excluded under the ordinary business exception ("i.e., credit policies, loan underwriting and customer relations");
- *H&R Block, Inc.* (August 1, 2006) (permitting exclusion of a proposal relating to the company's policy of issuing high-interest refund anticipation loans because the proposal related to ordinary business operations ("i.e., credit policies, loan underwriting, and customer relations"); and
- *Wells Fargo & Co.* (February 16, 2006) (proposal requesting that the board implement a policy not to provide credit or banking services to lenders that are engaged in payday lending excludable as relating to "credit policies, loan underwriting and customer relations").

Decisions involving the Termination, Hiring or Promotion of Employees are ordinary business matters

The second paragraph of the Proposal requests that the report to shareholders evaluate "whether management has allocated a sufficient number of trained staff." Presumably, the Proponent is referring to trained staff located in the businesses that cover loan modifications, foreclosures or securitizations. If this is the case, then the Proposal implicates the type of fundamental and complex matters that are improper for stockholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company.

The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) concurring that stockholder proposals addressing the hiring and qualifications of employees implicate ordinary business matters. The Staff reiterated its position in Staff Legal Bulletin No. 14A, stating that "proposals involving the management of the workforce relate to ordinary business matters." (Jul. 12, 2002). See, e.g., *Wells Fargo & Company* (February 22, 2008) (proposal requesting that the board establish several policies and procedures for the company's relationship with external credit rating agencies, including a prohibition on hiring individuals previously employed at the company's rating agencies); *Capital One Financial Corp.* (February 3, 2005) (proposal requesting a report on the elimination of jobs and the relocation of U.S.-based jobs to foreign countries excludable as relating to "management of the workforce"); *International Business Machines Corp.* (February 3, 2004) (proposal requesting that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries" excludable as relating to "employment decisions and employee relations").

Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the "Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011." Information concerning the Company's internal controls and the independent reviews conducted by the Chief Auditor and Audit and Risk Review ("ARR") are highly confidential and sensitive and relate solely to the conduct of the Company's ordinary business operations.

In *Bank of America* (February 27, 2008), a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards to individuals was deemed excludable because it relates to the company's ordinary business operations, (i.e. credit policies, loan underwriting and customer relations.) In *Peregrine Pharmaceuticals, Inc.* (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also *AmerInst Insurance Group. Ltd.* (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

The Proposal's excludability is not overridden by a significant policy concern.

Regardless of the Proponent's attempt to frame the Proposal as touching upon a significant social policy issue, its focus on policies and procedures and staffing decisions with respect to the Company loan modification, foreclosure and securitization operations involves an attempt to micro-manage the Company's ordinary business operations. In Staff Legal Bulletin No. 14E (October 27, 2009), the Staff stated that even in cases in which a proposal's underlying subject matter raises significant policy issues, the proposal generally will be excludable under Rule 14a-8(i)(7) unless a sufficient nexus exists between the nature of the proposal and the company. Thus, consistent with the Staff's position, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as a matter of the Company's ordinary business operations because it relates to financing, lending, hiring and investment decisions relating to securitizations of loans.

The Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations."). By directly addressing the day-to-day items included within the Company's loan servicing operations, the Proposal is precisely the type of proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Release 34-40,018 (May 21, 1998).

The Company acknowledges that the Staff has found that certain proposals requiring reports arguably touching on specific day-to-day matters are not excludable as relating to ordinary business matters. *See, e.g., ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable). The Company believes, however, that those proposals are distinguishable because the reports requested touched on day-to-day matters that were directly related to a narrowly-circumscribed social policy issue, such that the reports did not request an undue level of intricate detail and did not implicate a broad range of day-to-day management issues, such as the allocation of trained staff in the mortgage division. *See* SEC Release 34-40,018 (May 21, 1998) (noting "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek" and that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed").

In contrast, the Proposal seeks to micro-manage the Company by, among other things, requesting a review of the Company's internal controls on loan modifications, foreclosures and securitization. The Proposal also seeks to analyze whether there is a sufficient number of trained staff within the loan servicing business. The Company's day-to-day operations include numerous actions, internal controls and policies that affect these operations. Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Company's loan servicing and securitizations operations.

The Proposal is analogous to proposals relating to particular products or services, which the Staff has repeatedly determined are excludable as addressing ordinary business matters. For example, in *JPMorgan Chase* (March 12, 2010), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal relating to the financing of clients' companies engaged in mountain top removal coal mining as addressing matters beyond the environmental impact of the company's finance decisions. *See, e.g., Lowe's Cos.* (March 18, 2010) (proposal requesting the company label glue traps sold in their stores); *Family Dollar Stores, Inc.* (November 6, 2007) (proposal requesting a report evaluating

Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, with a particular emphasis on products imported into the U.S., was excludable as relating to the "sale of particular products"); and *PetSmart, Inc.* (April. 14, 2006) (proposal requesting a report on whether the company will end all bird sales was excludable as relating to "the sale of particular goods").

Citigroup recognizes that the Staff has not concurred with the exclusion under Rule 14a-8(i)(7) of proposals that specifically address alleged predatory lending practices. However, the main thrust of the Proposal is to micro manage the Company's lending operations, including the determination of whether it has allocated a sufficient number of trained staff or addressed financial incentives relating to foreclosure. As discussed above, the Proposal relates to ordinary business issues, including the Company's internal controls, lending, personnel decisions and investment activities. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a significant policy issue.

II. THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal requests that the Audit Committee conduct an independent review of its internal controls related to the Company's mortgage-related practices and processes.

Citigroup's Board of Directors has designated an Audit Committee, the members of which are all independent under New York Stock Exchange standards and the Company's own independence standards. The Audit Committee also satisfies the independence requirements for audit committee members of SEC Rule 10A-3(b)(1)and each member of the Audit Committee is an "audit committee financial expert." As noted in the Audit Committee Charter, which is attached hereto as Exhibit B, Citigroup's Audit Committee has oversight responsibility for the Company's systems of internal accounting and financial controls; the performance of the internal audit function by ARR; and compliance with legal and regulatory requirements.

The Chief Auditor of Citigroup reports functionally to the Chairman of the Citigroup Audit Committee of the Board of Directors and administratively to a member of executive management independent from the business. The Chief Auditor manages ARR, and ARR's responsibilities are carried out independently under the oversight of the Citigroup Audit Committee. Citigroup's Chief Auditor provides the Committee with regular updates regarding internal audits of the Company's businesses and system of internal controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Chief Auditor meets regularly in private sessions with the Audit Committee.

ARR has free and unrestricted access to the Citigroup Audit Committee and the Chairman of the Board of Directors. ARR performs the independent internal audit function for Citigroup, covering all businesses, functions, and geographies. ARR examines and evaluates the adequacy and effectiveness of Citigroup's system of internal controls and risk management processes and the quality of performance in carrying out assigned responsibilities to achieve the Company's stated goals and objectives.

In carrying out its independent audit function, ARR has conducted audits of Citigroup's internal controls relating to loan modifications, foreclosures and securitizations. The Chief Auditor reports ARR's findings to the Audit Committee on a regular basis and highlights for the Committee the results of any audits that raise particular concerns. The Audit Committee can request additional information about particular audits, instruct management to determine appropriate actions in response to audit findings and follows up on progress made by management in response to audit findings.

The Audit Committee, in supervising the activities of the Chief Auditor, who reports directly to the Audit Committee, and Citi's independent audit function, ARR, and receiving reports on the audit results from audits of the Company's internal controls related to loan modifications, foreclosures and securitizations from the Chief Auditor, has already satisfied the request contained in this Proposal for the Audit Committee to conduct an independent review of these functions.

In addition, pursuant to its Charter, the Audit Committee has "the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee." If the Audit Committee determined that it was necessary to engage outside advisors or consultants to conduct the review requested by the Proposal, it has the power and authority to do so. The Proposal requests that the Audit Committee conduct a review; appropriately, it does not mandate that the Audit Committee do so. Since the Audit Committee has the power and authority to engage advisors to conduct reviews in addition to those conducted by the Company's independent Audit function if it deems it appropriate to do so, the Proposal is unnecessary.

To the extent the Audit Committee has any findings from an audit that it deems material to stockholders, such findings would be required to be reported in Citigroup's filings with the Securities and Exchange Commission in accordance with the Company's disclosure obligations. Since there have been no findings that have met that standard, there has been no such disclosure. However, the responsibility to provide such disclosure satisfies the main intent of the Proposal, which is to disclose to shareholders any findings from the Audit Committee's independent review of the Company's internal controls relating to loan modifications, foreclosures and securitizations.

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concerns or essential objectives of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Citigroup believes that it has substantially implemented the Proposal because the independent Audit Committee has conducted independent reviews, through its independent audit function, ARR, of Citigroup's internal controls relating to loan modifications, foreclosures and securitizations. Finally, Citi has a disclosure obligation with respect to any material findings by its independent internal audit function that satisfies the request contained in the proposal for a report to shareholders on the findings of the independent review of these functions.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20111 (August 16, 1983). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006. Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *Hewlett-Packard Co.* (December 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); and *Nordstrom Inc.* (February 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot).

Citigroup is required to include in its periodic filings with the SEC any material findings discovered in the course of internal audits and as such, a separate report to shareholders is unnecessary. In addition, the Staff has held that a proposal may be excluded under 14a-8(i)(10) if the company met the substantive requirements of the proposal but did not provide a report to shareholders. In *The Columbia/HCA Healthcare Corporation* (February 18, 1998), a shareholder proposed that the company's board appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program. The proposal further stated that the committee should also report its findings to the company's shareholders.

In advising the company that it would not recommend enforcement action if the company omitted the proposal from its proxy materials pursuant to Rule 14a-8(c)(10), the Staff relied on the company's representations that "(1) the company has a committee of independent directors which review the policies and procedures related to ethics, compliance and corporate responsibility; and (2) the company has empowered and required an executive officer to address the issue of healthcare compliance." Significantly, the Staff did not require as a condition for "substantial" compliance that the company agree to report the findings of the committee to the company's shareholders or commit to adopt the committee's recommendations for improvements or revisions of its compliance program, both of which had been requested in the proposal. *The Columbia/HCA Healthcare Corporation* no-action letter supports the Citigroup's assertion that a failure to require specific disclosures to shareholders is not a basis to negate a finding of substantial compliance.

Since the Audit Committee supervises the activities of the Chief Auditor, who reports directly to the Audit Committee, and Citi's independent audit function, ARR, and has received reports on the audit results from audits of the Company's internal controls related to loan modifications, foreclosures and securitizations from the Chief Auditor, Citi has already satisfied the request contained in this Proposal for the Audit Committee to conduct an independent review of these functions. Citi's Audit Committee has the power and authority to engage advisors and consultants to perform reviews if it deems them necessary and appropriate, making the Proposal unnecessary. In addition, Citi's periodic reporting obligations under SEC rules require it to publicly report any material findings arising out its audits, satisfying the request to provide a report to shareholders.

III. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING AND THUS CONTRARY TO RULE 14a-9 UNDER THE ACT.

Citigroup believes the Proposal is impermissibly vague and indefinite because the Proposal provides no definition of "independent review." It is Citigroup's position that the Audit Committee has fulfilled its obligations for an independent review of the Company's internal controls through the review conducted by its Chief Auditor and ARR who report directly to the Audit Committee and are independent from management. Neither the shareholders voting on the Proposal, nor the Audit Committee, if it were to implement the Proposal, would have any guidance from the Proposal or the supporting statement as to who would conduct the review for the Audit Committee. Shareholders would not have the ability to evaluate the expense involved, if any, in conducting an independent review or what burdens would be placed on the Company in identifying and/or engaging an entity to perform the review.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See. e.g. General Electric Company* (February 5, 2003) (proposal requesting board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (October 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies); *See Philadelphia Electric Co.* (July 30, 1992) (permitting exclusion of a proposal asking a committee of certain stockholders to refer a plan to the Board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" because neither the company nor the stockholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal required).

The Proposal asks Citigroup's shareholders to request that the Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations -- without providing enough information for shareholders to understand the meaning of "independent review." Citigroup's shareholders cannot be expected to make an informed decision on the merits of the Proposal without understanding what they are voting on. Accordingly, the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(10).

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 9, 2010

Mr. Michael S. Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Citigroup, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,



Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

Whereas:

Citigroup, Inc. is a leading originator, securitizer and servicer of home mortgages.

Reports of widespread irregularities in the mortgage securitization, servicing and foreclosure practices at a number of large banks, including missing or faulty documentation and possible fraud, have exposed the Company to substantial risks.

According to these reports, the specialized needs of millions of troubled borrowers overwhelmed bank operations that were designed to process routine mortgage payments. As the *New York Times* (10/24/10) reported, "computer systems were outmoded; the staff lacked the training and numbers to respond properly to the flood of calls. Traditional checks and balances on documentation slipped away as filing systems went electronic, and mortgages were packaged into bonds at a relentless pace."

Morgan Stanley estimated as many as 9 million U.S. mortgages that have been or are being foreclosed may face challenges over the validity of legal documents.

Mortgage servicers are required to act in the best interests of the investors who own the mortgages. However, a foreclosure expert testified before the Congressional Oversight Panel that perverse financial incentives lead servicers to foreclose when other options may be more advantageous to both homeowner and investor.

Fifty state attorneys general opened a joint investigation and major federal regulators initiated reviews of bank foreclosure practices, including the Federal Reserve's examination of the largest banks' policies, procedures, and internal controls related to loan modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.

Fitch Ratings warned the "probes may highlight weaknesses in the processes, controls and procedures of certain [mortgage] servicers and may lead to servicer rating downgrades."

"While federal regulators and state attorneys general have focused on flawed foreclosures," reported *Bloomberg* (10/24/10), "a bigger threat may be the cost to buy back faulty loans that banks bundled into securities."

Mortgage repurchases cost Bank of America, Citigroup, JP Morgan Chase and Wells Fargo $9.8 billion in total as of September 2010, according to Credit Suisse. Goldman Sachs estimated the four banks face potential losses of $26 billion, while other estimates place potential losses substantially higher.

The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust.

Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 15, 2010

The City of New York
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341
Attn: Michael Garland, Executive Director of Corporate Governance

Dear Mr. Garland:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for consideration by Citigroup's stockholders at the Annual Meeting in April 2011.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

EXHIBIT B

CITIGROUP INC.
AUDIT COMMITTEE CHARTER
As of January 20, 2010

Mission

The Audit Committee ("Committee") of Citigroup Inc. ("Citigroup") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to assist the Board in fulfilling its oversight responsibility relating to (i) the integrity of Citigroup's consolidated financial statements and financial reporting process and Citigroup's systems of internal accounting and financial controls; (ii) the performance of the internal audit function - Audit and Risk Review ("ARR"); (iii) the annual independent integrated audit of Citigroup's consolidated financial statements and internal control over financial reporting, the engagement of the independent registered public accounting firm ("Independent Auditors") and the evaluation of the Independent Auditors' qualifications, independence and performance; (iv) policy standards and guidelines for risk assessment and risk management; (v) the compliance by Citigroup with legal and regulatory requirements, including Citigroup's disclosure controls and procedures; and (vi) the fulfillment of the other responsibilities set out herein. The report of the Committee required by the rules of the Securities and Exchange Commission shall be included in Citigroup's annual proxy statement.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Citigroup's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of Management and the Independent Auditors.

Membership

The Committee shall be comprised of at least three members of the Board, and the members shall meet the independence, experience, and expertise requirements of the New York Stock Exchange and other applicable laws and regulations (including the Sarbanes-Oxley Act of 2002).

At least one member of the Committee will qualify as an audit committee financial expert as defined by the Securities and Exchange Commission. The members of the Committee and the Committee Chair shall be appointed by, and may be removed by, the Board on the recommendation of the Nomination and Governance Committee. Committee membership shall be rotated periodically, and the Committee Chair shall be rotated periodically.

Authority

The Committee shall have the sole authority to select, evaluate, appoint, and replace the Independent Auditors (subject to stockholder ratification) and shall approve in advance all audit engagement fees and terms and all audit-related, tax compliance and other non-audit engagements with the Independent Auditors. The Committee shall consult with Management, but shall not delegate these responsibilities. The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting, or other consultants to advise the Committee. Citigroup shall provide funding, as determined by the Committee, for payment of compensation to the Independent Auditors, any advisors employed by the Committee and ordinary administrative expenses of the Committee. The Committee may form and delegate authority to subcommittees, comprised of one or more members of the Committee, as necessary or appropriate. Each subcommittee shall have the full power and authority of the Committee, subject to any limitations imposed by the Committee.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

Meetings and Access

- Meet as often as it determines, but not less frequently than quarterly.
- Periodically meet separately with Management, ARR and the Independent Auditors.
- Ensure that employees performing an internal audit function and any independent public accountant or other external auditor have unrestricted access to the Committee.
- Regularly report to the Board on the Committee's activities.
- Annually review and report to the Board on its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Financial Statement, Disclosure and Risk Management Matters

- Review with Management Citibank, N.A.'s financial results, and review and discuss with Management and the Independent Auditors the annual audited consolidated financial statements of Citigroup, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), and recommend to the Board whether the audited consolidated financial statements should be included in Citigroup's Form 10-K.
- Review with Management Citibank, N.A.'s financial results, and review and discuss with Management and the Independent Auditors the quarterly consolidated financial statements of Citigroup, including disclosures made in MD&A and the results of the Independent Auditors' reviews of the quarterly consolidated financial statements, prior to the filing of Citigroup's Form 10-Q.
- Discuss generally Citigroup's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The

Committee need not discuss in advance each earnings release or each instance in which Citigroup may provide earnings guidance.

- Receive a disclosure from the Chief Executive Officer and Chief Financial Officer during their certification process for the 10-K and 10-Q's about (1) any significant deficiencies and material weaknesses in design or operation of internal controls over financial reporting and (2) any fraud, whether or not material, involving Management or other employees who have a significant role in Citigroup's internal controls.

- Review and discuss periodically reports from the Independent Auditors on, among other things, certain:

  - Critical accounting policies and practices to be used;

  - Alternative treatments of financial information within U.S. generally accepted accounting principles;

  - Other material written communications between the Independent Auditors and Management, such as any Management letter and Citigroup's response to such letter or schedule of unadjusted differences; and

  - Difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, any significant disagreements with Management, and communications between the audit team and the audit firm's national office with respect to difficult auditing or accounting issues presented by the engagement.

- Review and discuss with Management and the Independent Auditors, at least annually:

  - Developments and issues with respect to reserves;

  - Regulatory and accounting initiatives, as well as off-balance sheet structures, and their effect on Citigroup's consolidated financial statements; and

  - Accounting policies used in the preparation of Citigroup's consolidated financial statements (specifically those policies for which Management is required to exercise discretion or judgment regarding the implementation thereof).

- Review with Management its evaluation of Citigroup's internal control structure and procedures for financial reporting and review periodically, but in no event less frequently than quarterly, Management's conclusions about the efficacy of such internal controls and procedures, including any significant deficiencies or material weaknesses in such controls and procedures.

- Annually review and discuss with Management and the Independent Auditors (1) Management's assessment of the effectiveness of Citigroup's internal control structure and procedures for financial reporting and (2) the Independent Auditors' report on the effectiveness of Citigroup's internal control over financial reporting related to Section 404 of the Sarbanes-Oxley Act of 2002.

- Annually review and approve Management's evaluation of the effectiveness of the bank's advanced systems for the calculation of risk-based capital requirements.

- Establish procedures for the receipt, retention, and treatment of complaints received by Citigroup regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of Citigroup of concerns regarding questionable accounting or auditing matters.

Oversight of Citigroup's Relationship with the Independent Auditors

- Receive and discuss a report from the Independent Auditors at least annually regarding:

  - The Independent Auditors' expertise in evaluating financial reporting related risks;

  - The Independent Auditors' internal quality-control procedures;

  - Any material issues raised by the most recent quality-control review, or peer review (if applicable), of the Independent Auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Independent Auditors;

  - Any steps taken to deal with any such issues;

  - All relationships between the independent auditors and Citigroup, in order to assess the Independent Auditors' independence; and

  - Key staffing and lead audit partner rotation plans.

- Approve guidelines for the retention of the Independent Auditors for any non-audit services and determine procedures for the approval of audit, audit-related, tax compliance and other non-audit services in advance. In accordance with such procedures, the Committee shall approve in advance any audit, audit-related, and tax compliance services provided to Citigroup by the Independent Auditors. Pre-approval authority may be delegated to one or more members of the Committee.

- Review and discuss the scope and plan of the independent audit.

- Evaluate the qualifications, performance and independence of the Independent Auditors, including whether the provision of non-audit services is compatible with maintaining the auditors' independence, and taking into account the opinions of Management and ARR. This shall include a review and discussion of the annual communication as to independence delivered by the Independent Auditors (PCAOB Rule 3526 – "Communication with Audit Committees Concerning Independence").

The Committee shall present its conclusions to the Board, and if so determined by the Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditors.

- Recommend to the Board policies for Citigroup's hiring of employees or former employees of the Independent Auditors.

Oversight of Risk Assessment and Risk Management

- As required by New York Stock Exchange rules, and in consultation with the Risk Management and Finance Committee, review and discuss with Management, at least annually:
  - the key guidelines and policies governing Citigroup's significant processes for risk assessment and risk management; and
  - Citigroup's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

- With respect to operational risk, review with Management matters related to the effectiveness of Citigroup's control environment and the status of corrective actions.

Oversight of Audit and Risk Review

- Review and approve the appointment and replacement of the Chief Auditor who shall report directly to the Committee.

- Review and discuss the ARR findings that have been reported to Management, Management's responses, and the progress of the related corrective action plans.

- Review and evaluate the adequacy of the work performed by the Chief Auditor and ARR, and ensure that ARR is independent and has adequate resources to fulfill its duties, including implementation of the annual audit plan.

Compliance and Regulatory Oversight Responsibilities

- Review Management's implementation of the compliance program and the processes for resolution of compliance issues.

- Review periodically with Management, including the Citigroup Chief Risk Officer, the Chief Compliance Officer and the General Counsel, and the Independent Auditors, any correspondence with, or other action by, regulators or governmental agencies, any material legal affairs of Citigroup and Citigroup's compliance with applicable law and listing standards.

- Receive regular reports on the schedule and results of significant regulatory examinations in the United States and abroad, including the nature and status of corrective actions.

- Receive regular reports on significant issues that potentially create regulatory attention, including briefings on business decisions or significant issues that arise in areas on which the regulators are focused or that otherwise generate regulatory scrutiny or actions.

- Oversee and receive reports on ongoing regulatory projects, including regular updates on significant long-term projects being implemented in response to particular regulatory issues or concerns.

- Receive periodic briefings on the key controls and processes in specific business or functional areas, in particular with respect to areas that are the subject of regulatory concern.

- Receive periodic briefings on existing or proposed regulations in the United States and abroad that could significantly impact Citigroup's business activities, including periodic briefings on the nature of the regulatory environment in the United States and abroad.

- Review and discuss with Management the strategy for and status of Citigroup's key regulatory relationships in the United States and abroad.

- Review whether senior Management has established appropriate incentives to integrate compliance objectives into the management goals, performance reviews and compensation structure across Citigroup, and that appropriate actions and other measures are taken when compliance failures are identified, including disciplinary actions for serious compliance failures.

- Receive and discuss reports from Management on an annual and as needed basis relating to: significant reported ethics violations; compliance with regulatory internal control and compliance reporting requirements; compliance with OCC Bulletin 97-23 (business resumption and contingency planning, including disaster recovery); fraud and operating losses; technology and information security; and Citigroup's and subsidiaries' insurance.

Other Responsibilities

- Review and discuss the report of the Chief Auditor regarding the expenses of, the perquisites paid to, and the conflicts of interest, if any, of members of Citigroup's senior management.

- Review and discuss with the Chief Tax Officer tax policies, accruals, developments and other related matters.

- Review and discuss Management's annual report regarding Citigroup's pension plans.